UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street
#19-08 Prudential Tower
Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Happy City,” “we,” “us” and “our” refer to Happy City Holdings Limited and its subsidiaries.

Appointment of Directors; Compensatory Arrangements with Directors

On January 15, 2026, the board of directors of the Company (the “Board”) increased the size of the Board by one director, pursuant to amended and restated memorandum and articles of association of the Company, and approved the appointment of Ms. Suet Man, Mak (“Ms. Mak”), age 39, as an independent director of the Company, effective January 15, 2026.

Ms. Mak accepted the position. Pursuant to the independent director agreement between Ms. Mak and the Company, Ms. Mak hold such office until the director’s earlier death, disqualification, resignation or termination from office in accordance with the director agreement, the amended and restated memorandum and articles of association of the Company, or any applicable laws, rules, or regulations. In connection with his appointment, Ms. Mak will be entitled to receive the Company’s standard compensation provided to independent directors, pursuant to the independent director agreement between Ms. Mak and the Company.

Ms. Mak will also serve as a member of the audit committee, compensation committee and nominating committee of the Company.

The Board assessed the independence of Ms. Mak under the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Ms. Mak is independent.

The biography for Ms. Mak is set forth below:

Ms. Mak, aged 39, is an independent director of the Company. Ms. Mak is an accomplished finance professional with extensive experience in corporate finance, capital markets transactions, regulatory compliance, and public company advisory matters. Ms. Mak has been serving as the Associate Director at Grande Capital Limited, the Operating Subsidiary of Grande Group Limited (Nasdaq: GRAN) since October 2020, where she is a Responsible Officer and Type 6 signing principal with a Takeovers Code license, focusing on corporate finance advisory and capital markets transactions. From July 2019 to October 2020, she served as Vice President at Yue Xiu Capital Limited. From September 2016 to June 2019, Ms. Mak served at Guotai Junan Capital Limited, where she held the positions of Vice President from April 2019 to June 2019 and Assistant Vice President from September 2016 to March 2019. From July 2014 to August 2016, she served as an Associate at Hong Kong Exchanges and Clearing Limited. Prior to that, from October 2009 to July 2014, Ms. Mak served as an Audit Senior at Deloitte Touche Tohmatsu. Ms. Mak currently serves as an Independent Non-Executive Director for Yufenchang Holdings Limited (HKEX: 8631) and Boill Healthcare Holdings Limited (HKEX: 1246). She had also held similar board positions at several other Hong Kong-listed companies in the past. She is a Fellow of the Association of Chartered Certified Accountants (FCPA), a member of the Hong Kong Institute of Certified Public Accountants, and a Certified Fraud Examiner (CFE). Ms. Mak holds a Bachelor of Business Administration in Marketing and Management from the Hong Kong University of Science and Technology.

Ms. Mak does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The foregoing description of the independent director agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Director Offer Letter attached hereto as Exhibits 10.1, which is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Ms. Suet Man, Mak

3